September 25, 2012

Via EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:    NGA HoldCo, LLC.
Form 10-K for the Year Ended December 31, 2011
Filed June 5, 2012
File No. 0-52734

Ladies and Gentlemen:
Set forth below is the response of NGA HoldCo, LLC. (“NGA”) to the comments contained in the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated September 17, 2012, with respect to NGA's Form 10-K for the year ended December 31, 2011 (File No. 0-52734), originally filed on June 5, 2012 (the “10-K”).
We have reproduced below the full text of each of the Staff's comments in italics, each followed by our response.

Staff Comment No.1. We note that you have had no revenue generating business since inception and that your current business plan consists of primarily of holding a 17% equity interest in Eldorado Holdco, LLC and a 40% equity interest in Mesquite Gaming LLC. Given the significance of these entities to your financial statements, please tell us what consideration you gave to including the audited financial statements as would be required by Rule 3-09 of Regulation S-X if you were not a smaller reporting company. Refer to Note 5 to Rule 8-01 of Regulation S-X.

Response to Staff Comment No. 1. For reporting entities other than smaller reporting companies the requirements for separate historical financial statements of investees are specified by Rule 3-05 and Rule 3-09 of Regulation S-X. According to Article 8 of Regulation S-X, the separate historical financial statements of investees otherwise required need not be included in the filings of a smaller reporting company such as NGA. However, we are aware of Note 5 to Rule 8-01 that indicates that “…the Commission by informal written notice may require the filing of other financial statements where necessary or appropriate.” In addition, we are aware of Paragraph 5330.02 of the Financial Reporting Manual of the Division of Corporate Finance, a document intended for internal use, that indicates “There is no equivalent to S-X 3-09 in S-X Article 8 for the provision of separate financial statements for significant equity investees. However, when material to investors, equity method investee financial statements should be provided.” This internal use document is intended to guide SEC Staff when reviewing filings but does not establish requirements. When evaluating whether equity method investee financial statements would be necessary and appropriate for the users of our financial statements, we considered both Note 5 to Rule 8-01 and the quoted internal guidance. In accordance with accounting principles generally accepted in the United States, we included condensed financial information and extensive other disclosures regarding our investees which we believe satisfies the principal users' needs for financial information and therefore the omission of separate historical financial statements of NGA's investees is appropriate in the circumstances.

For companies like ours, we acknowledge that rarely would an investee (such as ours) not be quantitatively significant relative to the issuer yet, in practice, the inclusion of financial statements of an investee in the periodic reports of a smaller reporting company (particularly those like us that are registrants solely to satisfy gaming licensing requirements), is the exception, not the rule, for the reasons expressed in the following paragraph.

We believe that materiality should be viewed in terms of the needs of the users of our financial statements. Our ownership units are not traded. We (and the owners of our units) routinely receive financial statements of the investees and, upon request, other information. Similarly, interested gaming industry regulators routinely receive financial statements of our investees and the individual casinos owned by our investees and have access to other information of our investees upon request. Therefore, since the owners of our units and interested gaming regulators are the principal users of our financial statements, we believe there is no meaningful need for including the full financial statements of our investees in our periodic reports, and we believe the presentation of condensed financial information along with the extensive other disclosures regarding our investees is appropriate in the circumstances.

Staff Comment #2. We note that you purchased a 40% interest in Mesquite in August 2011. Please provide us with a comprehensive response explaining how you considered the need to file a Form 8-K with audited financial statements of the acquired entity and pro forma financial information for the Company. Please refer to Items 2.01 and 9.01 of Form 8-K and Rule 8-04 of Regulation S-X. If you believe that the acquisition was not material enough to warrant the filing for an Item 2.01 Form 8-K, please provide us with your materiality assessment based on the asset, investment and income tests describe in Item 8.04(b) of Regulation S-X.

Response to Staff Comment No. 2. Pursuant to Items 2.01 and 9.01 of Form 8-K and Rule 8-04 of Regulation S-X, we filed the required Item 2.01 Form 8-K and subsequently an amendment thereto that included the required financial statements of the investee on August 5, 2011 and October 14, 2011, respectively, upon NGA's acquisition of its 40% interest in Mesquite Gaming, LLC.

NGA acknowledges to the Commission and its Staff that:

•	NGA is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NGA will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact me. My phone number is 713-559-7403 and my email address is rmay@ngalp.com.

Respectfully,

/s/ Roger A. May
Roger A. May
Chief Financial Officer
NGA HOLDCO, LLC